

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

John B. Crawford
Chief Executive Officer
On the Move Systems Corp.
7674 37th Street Circle East
Sarasota, FL 34243

> **Re: On the Move Systems Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-168530**

Dear Mr. Crawford:

        We have received your response to our prior comment letter to you dated October 18, 2010 and have the following additional comments.

Business Summary, page 8

1.   Refer to the first paragraph of this section. Please revise to provide your assets and net losses for your most recent interim stub period ended August 31, 2010.

Risk Factors, page 9

If We Cannot Secure Additional Capital, page 15

2.   Please revise to disclose the amount of cash you had on hand as of August 31, 2010.

Dilution of the Price You Pay for Your Shares, page 22

3.   It appears that the net tangible book value per share amounts before and after the offering are based on amounts derived from your financial statements for the period ended May 31, 2010. In this regard, please revise to update such amounts using the most recent financial statements filed in your registration statement (i.e. financial statements for the period ended August 31, 2010). Please revise all affected amounts accordingly.

Management's Discussion And Analysis of Financial Conditions and Results of Operations, page 33

4.   We note that you have not provided a response to our prior comment 20. Please revise your filing to disclose, in detail, the steps you plan to take to identify sources of the $425,000 required to implement your business plan. If you are unable to do so, please add a risk factor to discuss this.

Balance Sheet, F-12

5.   We note that you have included an audited balance sheet as of February 28, 2010 in your most recent interim financial statements; however, this is inconsistent with your date of inception of March 25, 2010 and previously issued audited financial statements for the period March 25, 2010 through May 31, 2010. Please advise us of the reason for the discrepancy or revise dates contained in the financial statements in your next amendment, accordingly.

Dealer Prospectus Delivery Obligation, page II-2

6.   We note your response to our prior comment 21 and reissue. You do not appear to have moved your dealer prospectus delivery obligation to the back page, which should appear before the Part II information. Please revise or advise.

Undertakings, page II-2

7.   Please advise as to why you have included undertaking number four. Also advise as to why you have included the undertaking set forth in the last paragraph on page II-3, as you do not appear to be relying on Rule 430C of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Mr. William L. MacDonald *via facsimile* (604) 681-4760